SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Calpine Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    131347304
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                              Birmingham, AL 35244
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2008
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,738,112

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,738,112

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,738,112

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,738,112

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,738,112

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,738,112

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,738,112

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,738,112

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,738,112

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     34,498,013

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,498,013

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,498,013

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     34,498,013

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,498,013

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,498,013

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     34,498,013

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,498,013

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,498,013

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     103,236,125

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     103,236,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,236,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     103,236,125

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     103,236,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,236,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     103,236,125

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     103,236,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,236,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     103,236,125

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     103,236,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,236,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   131347304
            ---------------------

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
Item 1.  Security and Issuer.

         Calpine Corporation, a Delaware corporation (the "Issuer"), Common Stock, $.001 par value (the "Shares").

         The principal executive offices of Issuer are located at 50 West San Fernando Street, San Jose, CA 95113.

-----------------------------------------------------------------------------
Item 2.  Identity and Background

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore
Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Harbinger Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

(d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Harbinger Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-----------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 68,738,112 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 68,738,112 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 68,738,112 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 34,498,013 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 34,498,013 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 34,498,013 Shares.

As of the date hereof HMC may be deemed to beneficially own 103,236,125 Shares.

As of the date hereof Mr. Falcone may be deemed to beneficially own 103,236,125 Shares.

As of the date hereof Mr. Harbert may be deemed to beneficially own 103,236,125 Shares.

As of the date hereof Mr. Luce may be deemed to beneficially own 103,236,125 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

---------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

          (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 68,738,112* Shares, constituting 13.7% of the Shares of the Issuer, based upon 500,712,728*** Shares outstanding as of the date of this filing.

          The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,738,112 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,738,112 Shares.

          (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 68,738,112* Shares, constituting 13.7% of the Shares of the Issuer, based upon 500,712,728*** Shares outstanding as of the date of this filing.

          Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,738,112 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,738,112 Shares. Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 68,738,112* Shares, constituting 13.7% of the Shares of the Issuer, based upon 500,712,728*** Shares outstanding as of the date of this filing.

          HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,738,112 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,738,112 Shares. HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 34,498,013** Shares, constituting 6.9% of the Shares of the Issuer, based upon 500,488,405*** Shares outstanding as of the date of this filing.

          The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,498,013 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,498,013 Shares. The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 34,498,013** Shares, constituting 6.9% of the Shares of the Issuer, based upon 500,488,405*** Shares outstanding as of the date of this filing.

          HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,498,013 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,498,013 Shares. HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 34,498,013** Shares, constituting 6.9% of the Shares of the Issuer, based upon 500,488,405*** Shares outstanding as of the date of this filing.

          HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,498,013 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,498,013 Shares. HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 103,236,125*/** Shares, constituting 20.6% of the Shares of the Issuer, based upon 501,201,133*** Shares outstanding as of the date of this filing.

          HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 103,236,125 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 103,236,125 Shares. HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

          (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 103,236,125*/** Shares, constituting 20.6% of the Shares of the Issuer, based upon 501,201,133*** Shares outstanding as of the date of this filing.

          Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 103,236,125 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 103,236,125 Shares. Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

          (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 103,236,125*/** Shares, constituting 20.6% of the Shares of the Issuer, based upon 501,201,133*** Shares outstanding as of the date of this filing.

          Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 103,236,125 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 103,236,125 Shares. Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

          (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 103,236,125*/** Shares, constituting 20.6% of the Shares of the Issuer, based upon 501,201,133*** Shares outstanding as of the date of this filing.

          Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 103,236,125 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 103,236,125 Shares. Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.
-------------------------------------------------------------------------
* Includes 6,189,645 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

** Includes 3,092,603 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

*** The number of outstanding shares is based on the 500,000,000 shares the Company reported outstanding, adjusted for warrants held by the Reporting Persons.


-----------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On January 10, 2008, the Master Fund entered into equity swap agreements with Goldman Sachs International ("GS") under which GS agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay GS an amount equal to any decrease, in the official market price of an aggregate of 3,054,175 Shares above or below an initial reference price of US$0.27 per Share on January 14, 2009. The equity swap agreement contemplates monthly interim payments of appreciation or depreciation of the Shares, as the case may be, and a finance fee between the parties during the term it is outstanding. GS will pay to the Master Fund an amount equal to any dividends paid on the Shares during the term of the equity swap agreement. Effective January 31, 2008, the shares of common stock of the issuer which served as the reference security for these equity swap agreements were cancelled, and each holder of such cancelled shares received warrants to purchase new shares of the reorganized issuer in an amount equal to approximately 1/10 of the number of such cancelled shares, at an exercise price $23.88 per new share and with an expiration date of August 25, 2008. Such warrants now serve as the reference security for these equity swap agreements. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the Shares. Subject to certain conditions, the equity swap agreement may be terminated by either party in whole or in part.

          On January 17, 2008, the Special Fund entered into equity swap agreements with GS under which GS agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay GS an amount equal to any decrease, in the official market price of an aggregate of 645,825 Shares above or below an initial reference price of US$0.255 per Share on January 21, 2009. The equity swap agreement contemplates monthly interim payments of appreciation or depreciation of the Shares, as the case may be, and a finance fee between the parties during the term it is outstanding. GS will pay to the Special Fund an amount equal to any dividends paid on the Shares during the term of the equity swap agreement. Effective January 31, 2008, the shares of common stock of the issuer which served as the reference security for these equity swap agreements were cancelled, and each holder of such cancelled shares received warrants to purchase new shares of the reorganized issuer in an amount equal to approximately 1/10 of the number of such cancelled shares, at an exercise price $23.88 per new share and with an expiration date of August 25, 2008. Such warrants now serve as the reference security for these equity swap agreements. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the Shares. Subject to certain conditions, the equity swap agreement may be terminated by either party in whole or in part.

          On February 26, 2007, April 17, 2007, April 18, 2007, April 18, 2007,
April 19, 2007, April 20, 2007, April 23, 2007, April 24, 2007, April 25, 2007,
April 26, 2007 and May 1, 2007, the Master Fund entered into equity swap agreements with Deutsche Bank AG ("Deutsche") under which Deutsche agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay Deutsche an amount equal to any decrease, in the official market price of an aggregate of 415,000 shares, 560,000 shares, 2,062,500 shares, 187,500 shares, 2,250,000 shares, 2,775,000 shares, 1,791,560 shares, 471,000 shares, 1,716,675 shares, 2,414,000 shares and 2,500,000 shares, respectively, above or below an initial reference price of US$1.5265 per share, US$3.25890 per share, US$3.30850 per share, US$3.27000 per share, US$3.37350 per share, US$3.35200 per share, US$3.51200 per share, US$3.98860 per share, US$3,79420 per share, US$3.98160 per share and US$3.22920 per share respectively, on June 30, 2008. The equity swap agreement contemplates monthly interim payments of appreciation or depreciation of the shares, as the case may be, and a finance fee between the parties during the term it is outstanding. Deutsche will pay to the Master Fund an amount equal to any dividends paid on the shares during the term of the equity swap agreement. Effective January 31, 2008, the shares of common stock of the issuer which served as the reference security for these equity swap agreements were cancelled, and each holder of such cancelled shares received warrants to purchase new shares of the reorganized issuer in an amount equal to approximately 1/10 of the number of such cancelled shares, at an exercise price $23.88 per new share and with an expiration date of August 25, 2008. Such warrants now serve as the reference security for these equity swap agreements. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the shares. Subject to certain conditions, the equity swap agreement may be terminated by either party in whole or in part.

          On February 26, 2007, April 23, 2007, April 24, 2007 and April 25, 2007, the Special Fund entered into equity swap agreements with Deutsche Bank AG ("Deutsche") under which Deutsche agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay Deutsche an amount equal to any decrease, in the official market price of an aggregate of 135,000 shares, 894,440 shares, 2,529,000 shares and 858,325 shares, respectively, above or below an initial reference price of US$1.52650 per share, US$3.51200 per share, US$3.98860 per share and US$3.79420 per share, respectively, on June 30, 2008. The equity swap agreement contemplates monthly interim payments of appreciation or depreciation of the shares, as the case may be, and a finance fee between the parties during the term it is outstanding. Deutsche will pay to the Special Fund an amount equal to any dividends paid on the shares during the term of the equity swap agreement. Effective January 31, 2008, the shares of common stock of the issuer which served as the reference security for these equity swap agreements were cancelled, and each holder of such cancelled shares received warrants to purchase new shares of the reorganized issuer in an amount equal to approximately 1/10 of the number of such cancelled shares, at an exercise price $23.88 per new share and with an expiration date of August 25, 2008. Such warrants now serve as the reference security for these equity swap agreements. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the shares. Subject to certain conditions, the equity swap agreement may be terminated by either party in whole or in part.

-----------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
------------------------

/s/ Philip Falcone
------------------------
Philip Falcone*

/s/ Raymond J. Harbert
------------------------
Raymond J. Harbert*

/s/ Michael D. Luce
------------------------
Michael D. Luce*


February 11, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated February 11, 2008 relating to the Common Stock, $.001 par value of Calpine Corporation shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
------------------------

/s/ Philip Falcone
------------------------
Philip Falcone*

/s/ Raymond J. Harbert
------------------------
Raymond J. Harbert*

/s/ Michael D. Luce
------------------------
Michael D. Luce*


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                    Exhibit B

                Transactions in the Common Stock, $.001 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

            Date of               Number of Shares          Price per Share
          Transaction             Purchase/(Sold)

             2/7/08                   150,000                    16.35
             2/8/08                    66,667                    16.50
             2/8/08                   500,000                    16.43


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

            Date of               Number of Shares          Price per Share
          Transaction             Purchase/(Sold)

             2/7/08                    75,000                    16.35
             2/7/08                    33,333                    16.50
             2/8/08                   250,000                    16.43



SK 03773 0003 854269